Filed pursuant to 424(b)(3)
Registration No. 333-148414

SUPPLEMENT NO. 2
DATED OCTOBER 14, 2008
TO THE PROSPECTUS DATED SEPTEMBER 2, 2008

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated September 2, 2008 and Supplement No. 1 dated September 25, 2008.  Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus.

Question and Answers About This Offering

This subsection is inserted to the “Questions and Answers About This Offering” section, to replace and supersede the question: “What is the experience of your executive officers, directors and key personnel?” on page 27 of our prospectus.

Q:           What is the experience of your executive officers, directors and key personnel?

A:            Our senior management team and Chairman of the Board have significant experience acquiring, financing, developing and managing both institutional and non-institutional commercial real estate.  For example, Robert M. Behringer, our Chairman of the Board, has over 25 years of experience in the real estate industry.  Prior to founding the Behringer Harvard organization, Mr. Behringer had experience in investing in, managing and financing approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational space.  Robert S. Aisner, our Chief Executive Officer and a director, has over 30 years of experience and, prior to joining the Behringer Harvard organization in 2003, Mr. Aisner served as an executive officer of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed apartment REIT (“AMLI”).  Robert J. Chapman, our President, has over 30 years of experience and, prior to joining the Behringer Harvard organization in 2007, Mr. Chapman served as an executive officer of AMLI.  Mark T. Alfieri, our Chief Operating Officer, has over 20 years of experience, and prior to joining the Behringer Harvard organization in 2006, Mr. Alfieri served as a senior vice president of AMLI.  In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate’s Prime Property Fund and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger.  As of December 31, 2007, Messrs. Behringer, Aisner, Chapman and Alfieri, together with key employees Andrew J. Bruce, Robert T. Poynter and Ross P. Odland, had experience acquiring, financing, managing and disposing of 181,200 multifamily units with a total value in excess of $15.8 billion.  See “Management— Executive Officers and Directors.”

Risk Factors

Risks Related to Our Business in General

The following risk factor is added directly following the risk factor “Adverse economic conditions will negatively affect our returns and profitability” and the related discussion thereunder, which appears on page 54 of the prospectus, as supplemented.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities.  However, the Federal Deposit Insurance Corporation, or “FDIC,” only insures amounts up to $250,000 per depositor per insured bank.  At June 30, 2008 and December 31, 2007, we had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels.  If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.  The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

Executive Officers and Directors

The following biographies are inserted to the “Executive Officer and Directors” section, to replace and supersede the biographies of Messrs. Aisner, Chapman and Alfieri on pages 86-87 of our prospectus, as supplemented.

Robert S. Aisner is our Chief Executive Officer and also serves as one of our directors.  In addition, Mr. Aisner serves as President, Chief Executive Officer and a director of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Opportunity REIT II and President of Behringer Harvard REIT II.  Mr. Aisner is also Chief Executive Officer of other Behringer Harvard companies, including our advisor.  Mr. Aisner has over 30 years of commercial real estate experience.  In addition to Mr. Aisner’s commercial real estate experience, as an officer and director of Behringer Harvard-sponsored programs and their advisors, Mr. Aisner has overseen the acquisition, structuring and management of various types of real estate-related loans, including mortgages and mezzanine loans.    From 1996 until joining Behringer Harvard in 2003, Mr. Aisner served as:  (1) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT focused on the development, acquisition and management of upscale apartment communities and serves as advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities; (2) President of AMLI Management Company, which oversees all of AMLI’s apartment operations in 80 communities; (3) President of the AMLI Corporate Homes division that manages AMLI’s corporate housing properties; (4) Vice President of AMLI Residential Construction, a division of AMLI that performs real estate construction services; and (5) Vice President of AMLI Institutional Advisors, the AMLI division that serves as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities.  Mr. Aisner also served on AMLI’s Executive Committee and Investment Committee from 1999 until 2003.  During Mr. Aisner’s tenure, AMLI was actively engaged in real estate debt activities, some of which were similar to our current loan structures.   From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management group.  In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate’s Prime Property Fund and the consideration paid for AMLI represented a 20.7%

premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger.  From 1984 to 1994, Mr. Aisner served as Vice President of HRW Resources, Inc., a real estate development and management company.  Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Robert J. Chapman is our President, President of our advisor and an Executive Vice President and Co-Chief Operating Officer of Harvard Property Trust, LLC, an affiliate of our sponsor and advisor.  Prior to joining Behringer Harvard in September 2007, Mr. Chapman was Executive Vice President and Chief Financial Officer of AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, from December 1997 to August 2007.  In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate’s Prime Property Fund and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger.  Mr. Chapman also served as an independent board member and the audit committee chairman of Behringer Harvard Opportunity REIT I from March 2005 to August 2007.  From 1994 to 1997, Mr. Chapman was Managing Director of Heitman Capital Management Corporation.  Mr. Chapman served as Managing Director and Chief Financial Officer of JMB Institutional Realty Corporation in 1994 and as Managing Director and Chief Financial Officer of JMB Realty Corporation, where he was employed from 1976 to 1994.  From 1972 to 1976, Mr. Chapman was associated with KPMG LLP.  Mr. Chapman received a B.B.A. in Accounting in 1970 and an M.B.A. in Finance in 1971 from the University of Cincinnati.  Mr. Chapman is a CPA and, when previously affiliated with a broker-dealer, was a FINRA Registered Representative.  Mr. Chapman is, or has been, a member of the Association of Foreign Investors in Real Estate, the Mortgage Bankers Association, the National Association of Real Estate Investment Trusts, the National Multi Housing Council, Pension Real Estate Association, the Real Estate Investment Advisory Council, the Urban Land Institute, the International Council of Shopping Centers, the American Institute of Certified Public Accountants and the Illinois CPA Society.  Mr. Chapman has served as a Board Member of the National Association of Real Estate Companies and the Real Estate Advisory Council of the University of Cincinnati, and is currently an adjunct professor of real estate finance at DePaul University in Chicago.

Mark T. Alfieri is our Chief Operating Officer and serves as Chief Operating Officer of our advisor.  Mr. Alfieri also serves as Senior Vice President - Real Estate for Harvard Property Trust, LLC.  Prior to joining Behringer Harvard in May 2006, from January 1999 to April 2006 Mr. Alfieri was Senior Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, where he directed investment activities for the Southwest region.  During his seven-year tenure at AMLI Residential Properties Trust, Mr. Alfieri consummated over $1.4 billion in multifamily transactions.  From 2000 to 2006, Mr. Alfieri was a member of CEC, AMLI’s senior executive committee.  In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate’s Prime Property Fund and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger.  From 1991 until 1998, Mr. Alfieri was president and Chief Executive Officer of Revest Group, Inc., a regional full service investment company.  Revest was engaged in the acquisition and development of multifamily and commercial properties as a sponsor/general partner on behalf of international and domestic private investors.  Mr. Alfieri also was president and Chief Executive Officer of Revest Management Services.  Revest Management Services fee managed office, ministorage and multifamily properties.  Mr. Alfieri graduated from Texas A&M with a Bachelor of Business Administration degree in Marketing.  Mr. Alfieri is a licensed Real Estate Broker in the State of Texas.  Mr. Alfieri served on the Board of Directors of the National Multi Housing Council from 2002-2004 and is currently a member of the National Multi Housing Council.